December 5, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Talos Energy Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Form 8-K filed November 3, 2022

File No. No. 001-38497

Ladies and Gentlemen:

Set forth below are the responses of Talos Energy Inc. (the “Company” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2022, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2021 (the “Form 10-K”) and Form 8-K filed with the Commission on November 3, 2022 (the “Form 8-K”), each under File No. 001-38497.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K and Form 8-K, respectively, unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2021

Risk Factors

We are a holding company that has no material assets other than our ownership of the equity interests of Talos Production Inc., page 60

1.

You disclose here you are a holding company, and elsewhere you disclose you conduct substantially all of your operations through subsidiaries. In view of the preceding, please explain to us your consideration of the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to your filing.

RESPONSE: We advise the Staff that we have considered the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to the Form 10-K. With respect to Rule 4-08(e)(3), we advise the Staff of our belief that we have disclosed, to the extent material, the extent and nature of restrictions on the ability of our subsidiaries to transfer funds to us, including on pages F-23 and F-24 of the Form 10-K. In this regard, we advise the Staff that, because we are a

U.S. Securities and Exchange Commission

December 5, 2022

holding company (as disclosed in the Form 10-K), the only meaningful cash obligations we have historically accrued relate to tax obligations and relatively minimal parent-level general and administrative expenses, in each case for which exceptions are included in the applicable subsidiary-level restrictions.

With respect to Schedule I of Rule 5-04 and Rule 12-04 of Regulation S-X, we acknowledge that while the Company exceeds the 25% threshold for requirement of separate parent-only financial statements, we respectfully submit that because we own no operating assets and have no material operations, cash flows or liabilities independent of our subsidiaries, a fact that was disclosed on page F-9 in the notes to the consolidated financial statements included in the Form 10-K, we concluded that separate parent-only financial statements are not material nor meaningful to investors. We believe that the current footnote disclosure in the Form 10-K provides the necessary information that is useful to an investor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Non-GAAP Measure, page 77

2.

Please expand your description of “Transaction and other expenses” in your reconciliation of Adjusted EBITDA to quantify and provide further explanation regarding the individual components of this adjustment. As part of your response, tell us more about the nature of the restructuring expenses and cost savings initiatives. This comment is also applicable to your Form 8-K filed November 3, 2022.

RESPONSE: We advise the Staff that the “Transaction and other expenses” in our reconciliation of Adjusted EBITDA include, as applicable based on the relevant period, transaction-related expenses, restructuring expenses, cost saving initiatives and other miscellaneous income and expenses that we do not view as a meaningful indicator of our operating performance. With respect to the restructuring expenses and cost savings initiatives noted in the Staff’s comment, we advise the Staff that such expenses totaled approximately $0.0 million, $2.7 million and $0.9 million for the years ended December 31, 2019, 2020 and 2021, respectively. With respect to the year ended December 31, 2020 and 2021, we advise the Staff that the $2.7 million and $0.9 million, respectively, cited above included approximately $1.4 million and $0.2 million, respectively, of legal entity restructuring costs and approximately $1.3 million and $0.7 million, respectively, of severance cost saving initiatives that resulted primarily from the impact of the COVID-19 pandemic.

To address the Staff’s comment, we undertake in future filings, to the extent material and appropriate under the circumstances of such filings, to quantify and provide further explanation regarding the individual components of this adjustment. We advise the Staff that if such disclosure had been included in the Form 10-K it would have been substantially similar to the following (disclosure added to reflect our response to this Comment 2 is denoted by underline):

U.S. Securities and Exchange Commission

December 5, 2022

The following table presents a reconciliation of the GAAP financial measure of net income (loss) to Adjusted EBITDA for each of the periods indicated (in thousands):

	Year Ended December 31,
	2021	2020	2019
Net income (loss)	$(182,952)	$(465,605)	$58,729
Interest expense	133,138	99,415	97,847
Income tax expense (benefit)	(1,635)	35,583	(36,141)
Depreciation, depletion and amortization	395,994	364,346	345,931
Accretion expense	58,129	49,741	34,389

EBITDA	402,674	83,480	500,755
Write-down of oil and natural gas properties	18,123	267,916	12,221
Transaction and other expenses(1)(2)	26,941	14,917	7,460
Derivative fair value (gain) loss(3)	419,077	(87,685)	95,337
Net cash received (paid) on settled derivative instruments(3)	(290,164)	143,905	(8,820)
(Gain) loss on debt extinguishment	13,225	(1,662)	132
Non-cash write-down of other well equipment inventory	5,606	699	165
Non-cash equity-based compensation expense	10,992	8,669	6,964

Adjusted EBITDA	$606,474	$430,239	$614,214

(1)	Includes transaction related expenses of $4.4 million, $12.2 million and $7.5 million for the years ended December 31, 2021, 2020 and 2019, respectively.
(2)

Includes restructuring expenses, cost saving initiatives and other miscellaneous income and that we do not view as a meaningful indicator of our operating performance. For the year ended December 31, 2021, the amount includes $21.1 million relates to estimated decommissioning obligations primarily as a result of working interest partners or counterparties of divestiture transactions that were unable to perform the required abandonment obligations due to bankruptcy or insolvency. For the year ended December 31, 2020, the amount includes $1.4 million of legal entity restructuring costs and $1.3 million of severance related to cost saving initiatives due to the COVID-19 pandemic.

(3)

The adjustments for the derivative fair value (gains) losses and net cash receipts (payments) on settled commodity derivative instruments have the effect of adjusting net loss for changes in the fair value of derivative instruments, which are recognized at the end of each accounting period because we do not designate commodity derivative instruments as accounting hedges. This results in reflecting commodity derivative gains and losses within Adjusted EBITDA on an unrealized basis during the period the derivatives settled.

U.S. Securities and Exchange Commission

December 5, 2022

Similarly, if such disclosure had been included in the Form 8-K it would have been substantially similar to the following (disclosure added to reflect our response to this Comment 1 is denoted by underline):

	Three Months Ended
($ thousands, except per Boe)	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Reconciliation of net income (loss) to Adjusted EBITDA:
Net Income (loss)	$250,465	$195,141	$(66,441)	$81,012
Interest expense	29,265	30,776	31,490	33,102
Income tax expense (benefit)	121	2,607	(472)	(2,353)
Depreciation, depletion and amortization	92,323	104,511	98,340	105,900
Accretion expense	13,179	14,844	14,377	14,019

EBITDA	385,353	347,879	77,294	231,680
Write-down of oil and natural gas properties	—	—	—	18,123
Transaction and other (income) expenses(1)(4)(5)	3,239	(5,010)	(26,532)	19,710
Derivative fair value (gain) loss(2)	(114,180)	64,094	281,219	13,473
Net cash payments on settled derivative instruments(2)	(81,162)	(160,235)	(127,086)	(100,912)
Non-cash write-down of other well equipment inventory	—	—	—	5,606
Non-cash equity-based compensation expense	4,310	4,049	3,318	2,698

Adjusted EBITDA	197,560	250,777	208,213	190,378
Add: Net cash payments on settled derivative instruments(2)	81,162	160,235	127,086	100,912

Adjusted EBITDA excluding hedges	$278,722	$411,012	$335,299	$291,290

(1)

Includes transaction-related expenses, decommissioning obligations, and other miscellaneous income and expenses that we do not view as a meaningful indicator of our operating performance. Transaction-related expenses were $4.5 million, $1.2 million, $1.1 million and $0.5 million for the three months ended September 30, 2022, June 30, 2022, March 31, 2022 and December 31, 2021, respectively. Decommissioning obligation expense was less than $0.1 million, $10.2 million, $0.3 million and $14.2 million for the three months ended September 30, 2022, June 30, 2022, March 31, 2022 and December 31, 2021, respectively. For the three months ended June 30, 2022 there was also a $2.5 million gain related to the settlement of an acquired imbalance.

(2)

The adjustments for the derivative fair value (gains) losses and net cash receipts (payments) on settled commodity derivative instruments have the effect of adjusting net loss for changes in the fair value of derivative instruments, which are recognized at the end of each accounting period because we do not designate commodity derivative instruments as accounting hedges. This results in reflecting commodity derivative gains and losses within Adjusted EBITDA on an unrealized basis during the period the derivatives settled.

(3)

One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

(4)	Includes $27.5 million gain as a result of the settlement agreement to resolve previously pending litigation that was filed in October 2017 for the three months ended March 31, 2022.
(5)	Includes a $1.4 million and $13.9 million gain on partial sale of our investment in Bayou Bend for the three months ended September 30, 2022 and three months ended June 30, 2022, respectively.

U.S. Securities and Exchange Commission

December 5, 2022

Liquidity and Capital Resources, page 78

3.	Revise your disclosure to clarify the nature of your capital expenditures characterized as “Asset management.”

RESPONSE: We acknowledge the Staff’s comment and undertake in future filings, to the extent material and appropriate under the circumstances of such filings, to provide disclosure clarifying the nature of such capital expenditures. We advise the Staff that if such disclosure had been included in the Form 10-K it would have been substantially similar to the following: “Asset Management consists of capital expenditures for development-related activities primarily associated with recompletions and improvements to our facilities and infrastructure.”

Notes to Consolidated Financial Statements

Note 1—Organization, Nature of Business and Basis of Presentation

Basis of Presentation and Consolidation, page F-9

4.

We note your disclosure that amounts previously included as income in “Other” within “Revenues and Other” are now reflected in “Other operating (income) expense.” Please expand this disclosure for more specificity with regard to the nature of and reasons for this reclassification.

RESPONSE: We acknowledge the Staff’s comment and undertake in future filings, to the extent material and appropriate under the circumstances of such filings, to provide expanded disclosure regarding the nature of, and reasons for, this reclassification. We advise the Staff that if such disclosure had been included in the Form 10-K it would have been substantially similar to the following (disclosure added to reflect our response to this Comment 4 is denoted by underline):

Certain reclassifications have been made to the prior year presentation to conform to the current year presentation. Amounts previously included as income in “Other” within “Revenues and Other” on the Consolidated Statements of Operations for the years ended December 31, 2020 and 2019 are now reflected in “Other operating (income) expense” as a component of “Total operating expenses” on the Consolidated Statements of Operations. These balances primarily relate to a multi-year federal royalty refund claim from the ONRR (See Note 2 – Summary of Significant Accounting Policies). During the year ended December 31, 2021, the Company incurred certain expenditures primarily related to decommissioning obligations (see Note 12 – Commitments and Contingencies) classified as other operating expense. The reclassification was to combine amounts classified as other operating income and other operating expense into one financial statement line. There was no impact to operating income (expense), net income (loss) before income taxes or net income (loss) because of these reclassifications.

U.S. Securities and Exchange Commission

December 5, 2022

Note 4. Property, Plant and Equipment

Unproved Properties, page F-18

5.

Revise to provide disclosure that more clearly describes the current status of your unproved properties, including the anticipated timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and undertake in future filings, to the extent material and appropriate under the circumstances of such filings, to provide disclosure that clearly describes the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation in future filings.

Note 13 Supplemental Oil and Gas Disclosures (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and NGL Reserves, page F-36

6.

Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to FASB ASC 932-235-50-36.

If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, please explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs.

U.S. Securities and Exchange Commission

December 5, 2022

RESPONSE: We advise the Staff that all estimated future costs to settle asset retirement obligations associated with our proved reserves have been included in our calculation of the standardized measure for each period presented. To address the Staff’s comment, we undertake in future filings to add an explanatory footnote or similar disclosure to this effect.

Form 8-K filed November 3, 2022

Exhibit 99.1

Key Highlights

7.

Please revise the statement that you expect to add 78 million barrels of oil equivalent of Proved plus Probable reserves as categories of reserves with different levels of certainty should not be summed.

RESPONSE: We acknowledge the Staff’s comment and undertake in future filings to refrain from summing categories of reserves with different levels of certainty. We advise the Staff that, as so revised, the Form 8-K would disclose an expectation of adding 50.4 million barrels of oil equivalent of proved reserves and 28.3 million barrels of oil equivalent of probable reserves, in each case as of December 31, 2021, based on pricing parameters consistent with the Commission’s rules and regulations.

Operational and Financial Guidance

8.

Tell us how you considered whether Cash operating expenses and General & Administrative expenses presented as part of the guidance related to full year 2022 are non-GAAP measures. If these are non-GAAP measures, please provide disclosure consistent with Item 10(e)(1)(i) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and undertake in future filings to identify cash operating expenses and general & administrative expenses, to the extent disclosed in such filings, as non-GAAP measures and to otherwise comply with applicable disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. With respect to the disclosures of such measures in the Form 8-K, we advise the Staff that we intended such disclosures—in the context in which they appeared in the Form 8-K—as supplemental updates to the similar guidance included in Exhibit 99.1 to our Current Report on Form 8-K filed with the Commission on February 25, 2022 (the “Original Guidance”). As disclosed in the Original Guidance, we advise the Staff that such measures were presented with additional explanatory footnotes providing context regarding the manner in which we define and calculate such measures, but that such measures—due to the forward-looking nature thereof—could not be preceded by, or reconciled to, the most directly comparable GAAP measures without unreasonable efforts. Accordingly, we believe our investors were provided with the material information necessary to evaluate such measures in the context in which they were so disclosed in the Original Guidance and as supplemented by the disclosures in

U.S. Securities and Exchange Commission

December 5, 2022

the Form 8-K. However, as we discuss above, we will revise our disclosure in future filings, as applicable, to ensure strict compliance with Item 10(e)(1)(i) of Regulation S-K and the Staff’s guidance thereon, including as applicable by providing reconciliations to the nearest comparable GAAP measures or a statement to the effect that such reconciliations cannot be provided without unreasonable efforts.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

9.

Please clarify how the non-GAAP measure Adjusted EBITDA excluding hedges provides useful information regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

RESPONSE: We advise the Staff that Adjusted EBITDA excluding hedges, which we have historically provided as a supplement to—rather than in lieu of—Adjusted EBITDA including hedges, provides useful information regarding our results of operations and profitability by illustrating the operating results of our oil and natural gas properties without the benefit or detriment, as applicable, of our financial oil and natural gas hedges. By excluding our oil and natural gas hedges, we are able to convey actual operating results using realized market prices during the period, thereby providing analysts and investors with additional information they can use to evaluate the impacts of our hedging strategies over time. We undertake in future filings that are subject to Item 10(e) of Regulation S-K and in which such measure is presented to include additional disclosure to that effect.

Reconciliation of Adjusted EBITDA to Free Cash Flow

10.

Revise to reconcile Free Cash Flow to Net Cash Provided by Operating Activities as the most directly comparable GAAP measure and present Net Cash Provided by Operating Activities with greater prominence to comply with Items 10(e)(1)(i)(A) and (B) of Regulation S-K. Also, it appears that this non-GAAP measure should be renamed as you do not calculate it in the typical manner. For additional information, see Question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

In addition to the above, we note your presentation of Free Cash Flow 2021-2025 and LTM FCF Yield before and after hedges in the latest investor presentation on your website. Please tell us your consideration of Items 100(a)(1) and (a)(2) of Regulation G.

RESPONSE: With respect to the first sentence of the Staff’s comment, when presenting Free Cash Flow in future filings that are subject to Item 10(e) of Regulation S-K, we further undertake to include (i) a presentation of Net cash provided by operating activities (calculated in accordance with GAAP), as a comparable GAAP financial measure presented with equal or greater prominence as compared to the presentation of Free Cash Flow, and (ii) a reconciliation between Net cash provided by operating activities calculated in accordance with GAAP and Free Cash Flow. We advise the Staff that if such reconciliation had been included in the Form 8-K, it would have been substantially similar to the following table:

U.S. Securities and Exchange Commission

December 5, 2022

($ thousands)	Three Months Ended September 30, 2022
Reconciliation of Net cash provided by operating activities to Free Cash Flow
Net cash provided by operating activities(1)	$184,563
Increase (decrease) in operating assets and liabilities	(37,493)
Capital expenditures(2)	(108,344)
Transaction and other expenses(3)	4,651
Amortization of deferred financing costs and original issue discount	(3,662)
Other adjustments	(300)

Free Cash Flow	$39,415

(1)	Includes settlement of asset retirement obligations.
(2)	Includes accruals and excludes acquisitions.
(3)

Includes transaction-related expenses, decommissioning obligations and other miscellaneous income and expenses. Transaction-related expenses were $4.5 million for the three months ended September 30, 2022. Decommissioning obligation expense was less than $0.1 million for the three months ended September 30, 2022.

With respect to the second sentence of the Staff’s comment, we advise that the Staff that we have reviewed the Staff’s guidance set forth in Question 102.07 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. As acknowledged therein, we believe that the non-GAAP measure of Free Cash Flow “does not have a uniform definition” but that it may be an appropriate non-GAAP measure provided that “a clear description of how this measure is calculated, as well as the necessary reconciliation…accompany the measure where it is used.”

With respect to the second paragraph of the Staff’s comment, we acknowledge that Staff’s comment and advise the Staff that we have considered applicable requirements of Item 100 of Regulation G. In this regard, we advise the Staff that the presentation includes disclosure to the effect that such presentation “includes the use of certain measures that have not been calculated in accordance with U.S. generally acceptable accounting principles (GAAP), including . . . Free Cash Flow” and that such measure “should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.” With respect specifically to Items 100(a)(1) and (a)(2), we advise the Staff that the referenced presentation of Free Cash Flow—due to the forward-looking nature thereof—could not be preceded by, or reconciled to, the most directly comparable GAAP measures without unreasonable efforts. Accordingly, we believe our investors were provided with the material information necessary to evaluate such measures in the context in which they were so disclosed in the referenced presentation. However, as we discuss above, we will revise our disclosure in future presentations, as applicable, to ensure strict compliance with Regulation G and the Staff’s guidance thereon, including as applicable by providing reconciliations to the nearest comparable GAAP measures or a statement to the effect that such reconciliations cannot be provided without unreasonable efforts.

Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) and Adjusted Earnings per Share

11.

Please provide a reconciliation of Basic and Diluted EPS on Adjusted Net Income to GAAP Net Income (Loss) per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

U.S. Securities and Exchange Commission

December 5, 2022

RESPONSE: We advise the Staff that for the periods presented in the 8-K the weighted average number of common shares outstanding on a basic and diluted basis would have been the same whether calculating EPS using Adjusted Net Income or GAAP Net Income. Accordingly, and because the Form 8-K already includes a reconciliation of Adjusted Net Income to GAAP Net Income for the three months ended September 30, 2022, we do not believe that a further reconciliation of Basic and Diluted EPS would provide any additional meaningful information to investors. In response to the Staff’s comment, however, we undertake, to the extent applicable in future filings, to include a fulsome reconciliation of Basic and Diluted EPS on Adjusted Net Income to GAAP Net Income (Loss) per share.

*        *         *        *        *

U.S. Securities and Exchange Commission

December 5, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Lande Spottswood of Vinson & Elkins L.L.P. at (713) 758-2326 or Jackson O’Maley of the same at (713) 758-3374.

Very truly yours,

TALOS ENERGY INC.

By:	/s/ Shannon E. Young III
Name:	Shannon E. Young III
Title:	Executive Vice President and
Chief Financial Officer

Enclosures

cc:	Lande A. Spottswood, Vinson & Elkins L.L.P.

  Jackson O’Maley, Vinson & Elkins L.L.P.